UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated July 18, 2011: Costamare Inc. Announces the Acquisition and Charter of a Secondhand Vessel, New Charter Arrangements for Certain Existing Vessels and a Dividend Increase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 19, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

Costamare Inc. Announces the Acquisition and Charter of a Secondhand Vessel,

New Charter Arrangements for Certain Existing Vessels and

a Dividend Increase

ATHENS, GREECE – July 18, 2011 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that it has agreed to purchase and charter a secondhand containership and furthermore that it has concluded charter extensions for three existing vessels and new charter agreements for two existing vessels.  The Company also announced that management intends to recommend a dividend increase beginning with the third quarter dividend.

Fleet Developments

The Company has reached an agreement to acquire a 5,000 TEU, 2003-built containership from Mediterranean Shipping Company S.A. (“MSC”) for a purchase price of approximately $55 million.  The acquisition is expected to be financed by cash from operations and the use of a currently committed undrawn credit line.

The vessel, MSC Linzie (to be renamed MSC Romanos), is expected to be delivered to the Company between August 15 and September 30, 2011. The Company has also agreed to the terms of a time charter agreement with MSC for the employment of the vessel, immediately upon delivery, for a duration of 63 months, at a daily rate of $28,000.

The Company also has entered into agreements for charter extensions for the following three existing vessels and new charter agreements for the following two existing vessels.

1)

The time charter agreement with MSC for the 1988-built, 4,828 TEU c/v MSC Mykonos, has been extended as from July 14, 2011 until September 1, 2017, at a daily rate of $20,000.

2)

The time charter agreement with MSC for the 1988-built, 4,828 TEU c/v MSC Mandraki, will be extended from November 2, 2011 until July 1, 2017, at a daily rate of $20,000.

3)

The time charter agreement with Hapag-Lloyd for the 1987-built, 3,152 TEU c/v Akritas, will be extended from September 30, 2011 for 36 months, at a daily rate of $12,500.

4)

On July 3, 2011, the 1990-built, 3,351 TEU c/v Rena, commenced a five-year time charter agreement with MSC at a daily rate of $15,000.

5)

On July 19, 2011, the 1995-built, 1,162 TEU c/v Zagora will commence an eight month time charter agreement with MSC at a daily rate of $7,000.

Increased Dividend Payment

Management of the Company announced that it will recommend to the Board of Directors that the Board approve an eight percent (8%) dividend increase, beginning with the third quarter 2011 dividend, raising the quarterly dividend from $0.25 to $0.27 per common share.

Management Commentary

Konstantinos V. Konstantakopoulos, Chairman and Chief Executive Officer of the Company said: “We are pleased to announce the agreement to acquire a secondhand vessel backed by an attractive time charter to MSC that is accretive to both our earnings and cash flow per share.  Concurrently, we have also reached agreements to extend the time charters for three existing vessels and commence a time charter for two existing vessels at attractive rates.  In the aggregate, these chartering agreements amount to approximately $181 million of contracted revenues with an average duration of approximately five years, which further enhances our financial stability, acquisition power and dividend distribution capacity.

“Due to the flexibility of our business model, we can monetize our debt free vessels, as each is fixed forward with an attractive long-term time charter, and invest the proceeds in modern secondhand vessels with strong cash flow generation in anticipation of the delivery of our contracted newbuilding vessels. We currently have 18 vessels free of debt.

“We now have fixed all but one of our vessels for 2011.  Due to these business developments, we are pleased to recommend to the Board of Directors an increase of our third quarter 2011 dividend by 8% due to our increasing long-term cash flows.

“Our balance sheet, together with cash flow from operations of our existing fleet provide us with the ability to increase the dividend without any impact on our growth plans.

“We remain focused on our goal of creating shareholder value by strategically managing our fleet and increasing our dividend consistent with the company’s cash flow generation and our dividend policy.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. Costamare Inc. has 36 years of history in the international shipping industry and a fleet of 59 containerships, with a total capacity of approximately 325,000 TEU, including 10 newbuild containerships on order aggregating approximately 89,000 TEU. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com